

Zelie Beans Coffee Business Plan

Families helping families through Specialty Coffee

12808 W. Airport Blvd #260B   p. 281-221-5234   joseph@zeliebeanscoffee.com
Sugar Land, TX 77478   @zeliebeanscoffee   www.zeliebeanscoffee.com

Table of Contents

Executive Summary

Mission Statement

Zelie Beans Coffee exists to provide expertly roasted coffee that is ethically sourced, with a particular focus on family owned farms. Treating every person along the coffee chain as actual Human Persons. "Families helping families through specialty coffee."

Highlights

Zelie Beans Coffee is a coffee roasting business. It sources high quality, ethically sourced coffee (ensuring that the growers are receiving a price for the coffee that allows them to reinvest into their farms and families). We then determine the best possible roasting profile to bring out all the amazing natural flavors of that coffee. We then sell direct-to-consumer via our website & Subscription service and wholesale to coffee shops, restaurants, and churches.

Objectives

March 2020: Find Space for lease
April 2020: Producing and selling ≥400lbs of coffee each month
April 2020: Attend SCA Expo for networking, education, equipment discovery, product discovery
May 2020: Have Roaster installed
January 2021: Roasting and selling ≥800lbs of coffee each month.

Keys to Success

1. Zelie Beans Coffee will highlight its purpose to source coffee ethically focusing on family owned farms. This message resonates with the current coffee market as well with the wider growing socially conscientious market.
2. Partnerships with local coffee shops and restaurants, both retailing bags of coffee and wholesale B2B sales. Online sales, specifically subscription accounts that automatically reorder for the customer. Partnerships with local churches to serve Zelie Beans Coffee as a part of their regular hospitality ministries.
3. We will provide coffee education for the public. I believe this will bring in new crowds and help the average customer to become more committed to our brand. This will also allow us to share our mission more clearly.
4. Joseph Mastrangelo's, owner and roaster, superior abilities to roast the coffee and share the mission and story of Zelie Beans Coffee. His proven adaptability will serve the business well as the business grows.

Description of Business

Business Summary

Coffee drinkers are steady in the United States as a whole. However, the Specialty Coffee Market, has been on a steady growth in the US. Specialty Coffee is defined as coffee that is of a higher grade. This is determined within the coffee chain by "Q-graders" which grade coffee on a 100 point scale. Specialty coffee is graded at 82 points and above. Specialty coffee usually demands higher prices (average price paid by roaster is $3.50/lb) at the farm and from the consumer. In Comparison, the commodity coffee market takes all coffee at the same price, the C-Market price. This is determined on the commodities market. This can be found on Nasdaq under the Commodities futures prices for Coffee. As of this writing it is at 99.9 cents per pound. This is unsustainable for families to survive; families need to sell their coffees as specialty.

With the every growing socially concerned and worldwide connected population in the US, more and more coffee drinkers are leaving behind their commodity coffee for specialty coffee. And as they transition to specialty coffee they tend to drink more coffee in general. Possibly because of the better flavor they get, or from the knowledge that they are have a better impact on their worldwide community, or because of the larger scientific studies showing the health benefits that come from coffee consumption.

The vast majority of the US population has been exposed to coffee. For many, that first exposure is from commodity coffee and that exposure probably left a bitter taste left in their mouth. Zelie Beans Coffee will be the recognizable brand that unites the coffee drinker with the coffee growers and their families. We are focused on family owned coffee farms, specifically farms that are striving to make their farms financially sustainable for their future generations and local communities.

Company Ownership, Professional Associations, & Certifications

Zelie Beans Coffee is an up-and-running LLC. Joseph Mastrangelo is the managing member of the LLC and Zelie Beans Coffee. Zelie Beans Coffee is a member of The Coffee Roasters Guild and The Specialty Coffee Association (SCA).

Because of his personal interest and passion for coffee Joseph Mastrangelo began roasted coffee as a hobby starting in 2008. He started roasting professionally after receiving foundational roasting certification through the SCA. He continues to pursue education in coffee roasting, sensory skills, brewing, and general coffee science. He has integrated himself within the Houston Coffee Scene with many coffee professionals.

Joseph is receiving ongoing mentorship from local coffee professionals; Garry Freeman, owner of Fix Coffee Bar, and Weihong Zhang, owner of Blendin Coffee Club.

Location

We will be looking for a property by the time our production needs outgrows our current roaster-leasing situation at Blendin Coffee Club. We will be able to continue at Blendin up to 150lbs/week production. It has been discovered that the limiting factor at Blendin Coffee Club is green coffee storage.

We currently in search of a space that will be suitable for Zelie Beans Coffee's Roasterie. We are working with Kelly Ferguson, CCIM with Fort Bend Real Estate Corporation. With her strength and skills in commercial real estate, we are sure to find a great space at a great value. We are certain we will find a space that is 1250 – 1800 sqft for $0.90 sqft/month.

This is the list of needs for the Property:

- Natural Gas Line
- Building with 12' ceilings for roaster and equipment
- Climate controlled storage area for green beans
- Space for packaging and shipping
- Office space
- Coffee cupping kitchen and Quality Control lab
- Parking space
- Located in Fort Bend County

Hours of Operation

Once we have enough employees we will operate with regular business hours of 9:00am – 5:00pm Monday through Friday, plus special events on evenings and weekends. Until then we will have limited drop-in hours with appointments available.

Products and Services

We will be a direct-to-consumer coffee roaster, wholesale B2B roaster, and we will offer limited white label roasting. Sales Channels:

- Director-to-consumer
  - Internet sales
    - Website
      - One-time purchases
      - Subscription Services
    - Social Media
      - Instagram
      - Facebook
  - In-person sales
    - Specialty Coffee Workshops/trainings
    - Festivals
      - Schools & Churches
    - Conferences
- Business to Business
  - Coffee Houses
    - As their main coffee supplier
    - As a featured roaster
  - Restaurants
    - Restaurants that specialize in high quality food should have high quality coffee.
    - Restaurants that feature local products can feature locally roasted coffee as well.
  - Churches
    - Churches that provide coffee regularly for its members can feature Zelie Beans Coffee that works ethically with small family coffee producers.
    - Churches that want to partner with a Coffee Roaster that shares their vision.
      - Could be as a fundraiser or partnership with organizations that benefit the local coffee growers from where the coffee comes.
    - Café spaces within churches

Process for Achieving Keys to Success

- *Mission Forward*
  Zelie Beans Coffee is a socially conscience business that considers its mission in all of its endeavors. Socially Conscience buyers will be attracted to this model and the number of socially conscience buyers is increasing.
  - o *Spend 2 hours a week sharing an aspect of the mission and how we are accomplishing it*
  - o *Participate in at least 6 Family Focused events a year*
- *Wholesale Partnerships*
  - o **Coffee Shops:** By introducing and allowing owners and managers to sample the coffee lets them see that the quality is there. But they need assurance that their coffee supplier will be consistent (in quality of product and service) and will be able to continue to service them as they need. This requires multiple encounters and follow ups. Not having our own space and roaster makes it difficult for them to have the confidence that they need to commit to Zelie Beans Coffee.
    - ▪ Each week introduce Zelie Beans Coffee to 3 new coffee shops
    - ▪ Each week follow up on 6 shops that we have already been at
      - • Ask (in person as much as possible):
        - o What they thought of the coffee?
        - o Can they see serving it in their shop?
        - o How can we make it happen?
  - o **Restaurants:** Targeting restaurants that serve espresso-based beverages and nicer restaurants that serve coffee during their weekend brunch services will be our first tactic. First, we start by introducing our mission and product with the owner and the decision maker. Second, we ask who they are currently using and ask what it would take for them to switch Coffee providers. This has led to us being in Vino & Vinyl and Jupiter Pizza & Waffles.
    - ▪ Each week identify 3 restaurants that serve espresso-based drinks
      - • Reach out to find out who makes the decisions for the coffee
      - • Set up a meeting with the decision makers
  - o **Churches:** Churches are the untapped market I hope to start to serve, particularly Catholic Churches. I believe with the proper structure and plan most churches could (and would) execute a Coffee Hospitality Ministry. Our goal would to have a team that works specifically with churches in building and executing these ministries. These could be anything from just serving our coffee at events to them creating a café space on their campus.
    - ▪ **Reach out to a church that currently has a full café (one a week)**
      - • **Discover their needs and wants as a church café and for their coffee**
    - ▪ **Create a fundraiser structure (by March 15th)**
- **Online Sales:** Driving sales to the website is paramount because that is where we will have our largest margins. This happens through brand loyalty and recognition.
    - ▪ **Spend 3 hours a week on Instagram**
      - • **Create 4 post a week**
        - o **Test scheduled post to see what is most effective**
          - ▪ **Days, time of day, type of post**
      - • **Do 1 Instagram live a week**
        - o **Schedule a day and time that it will happen**
          - ▪ **Create a regular audience**
        - o **Partner up with different influencers to spread reach**
          - ▪ **1 every other week**
      - • **Interact with 4 post a day**
    - ▪ **Send 4 hours a week on Facebook**

- **Facebook store**
- **Create 4 post a week**
  - Test the schedule and type of post
  - Make 1 a week be interactive (i.e. a poll, an open-ended question, or ranking)
  - 1 long post a week (like a blog post)
    - To be cross posted on the website?
  - Spend 2 hours a week on Facebook Business Manager
    - Learn and develop a strategy
- **Subscription Sales:** After winning the customer over to us, we want to move them to a subscription plan. This provides regular sales and helps to develop more of a relationship with the customer.
  - **Every Tuesday look at repeat buyers and send a subscription invite (via email, or in their package)**
- **Event sales:** We have had success with conferences, church festivals, school festivals, and other large gatherings.
  - **Schedule at least 1 event a month**
    - **Build the "booth" set up**
- **Coffee Education:** We have had numerous requests for specialty coffee workshops. These requests have been for brewing a better cup at home, what are the differences in coffee regions, what are the differences in coffee brewing techniques, what is the history of coffee, what are the differences in roast on the coffee, and why should we pay more for coffee (the economics of coffee).
  - **Host first workshop by March 31st**

Suppliers

Our first supplier was Copan Trade, LLC based in Tomball, TX. I have started acquiring coffees from Interamerica Coffee Importers, Novus Coffee Importers, and Yepocapa Coffee Traders. I hope to ultimately join Coop Coffees because their mission and vision align with our mission and vision. Along with working with various importers we plan on creating direct trade partnerships with coffee growers as much as possible.

Service

Our products have consistently impressed both the average coffee drinker along with some of the leaders in the Houston Coffee industry. We plan on keeping the quality of our coffees to this high standard. However, having great coffee is not the only aspect that will set us apart. We plan on having a fun and appealing aesthetic to appeal to the average person; this differentiates us from other coffee roasters in our region because many of the coffee roasters have a very modern/stern aesthetic that can seem imposing to many consumers.

Our costumer service will also be above many others. We will achieve this because we will recognize every person as an individual human person deserving of the dignity that God created them with, no matter their background or situation.

Manufacturing

For the manufacturing/roasting of the coffee we will need roasting machines at the very basic level. As we grow there will be the need for additional equipment to keep the efficiency of the process as high as possible. There will be the process of green storage and management. Moving from green storage to roasting.

Coffee Roasting Process


Coffee Production/Farmers
Coffee Buyer/Trader
Receive Green coffee Beans
Quality Control & Develop Roast Profile
Production Roast
Quality Control
Package
Ship & Deliver Roasted coffee

Testimonies

"Zelie's Honduras Durazno Honey was expertly roasted. I have a lot of experience with this coffee, through cupping, brewing my own sample roasts, and tasting other people's roasts, and the quality apparent in my cup was unmistakable. It was roasted just enough to bring out the natural sweetness I love in the Durazno Honey, without losing any of the bright notes we expect from a Honduras micro-lot."
Neil Oney, Q grader, Coffee Quality Specialist at Novus Coffee Imports headquarters in Seattle, WA.

"We love working alongside roasters like Zelie Coffee Beans. Joseph comes into the Specialty Coffee scene with a sincere love for both coffee and people. It's even more so evident in the type of coffees he chooses to work with. Although often more expensive, it's important to Joseph that he and the coffee farmers behind each lot are both earning a profit. Joseph really understands that better relationships can produce better coffees. Their attentive focus on fostering, honoring and sustainable relationships is both attractive and needed. That paired with his roasting abilities, the sky's the limit!

Of all of our lots this year, the Pachup Micro-lot was one of the more difficult coffees to dial in from a roaster perspective and yet Joseph excellently displayed its flavors and honored the work of those before him. The result of Joseph's work with this lot brought forth brilliant sweetness, a rounded body, and a wild acidity that's both enjoyable and distinguished. We know that this type of result doesn't come by accident. It comes from a passion to honor, serve, and sacrifice to see coffee provide better opportunities for everyone involved.

As an importer, I've seen first-hand the value and the need for capital. Farmers often sell a portion of their crop each year at lower-end markets just for cash-flow scenarios which is a main reason behind lack of farmer profitability. As part of the Specialty Coffee Industry, we're working on "paying it forward" (so to speak) so that farmers can operate better, produce better coffees, and make a better profit which is hugely mutually beneficial for roasters. This type of support is also needed at the roaster level. With the current market growth and forecast of the Specialty Coffee Industry in mind paired with what Joseph has already been able to build from the ground up, I'd support any decision to help fund the future growth of Zelie Coffee Beans."
Ryan Chipman, Yepocapa Coffee, Co-Founder

Financial Management

I expect the business to be profitable (including personal salary) at 200lbs/week production and sales. Though I will always be aware of our numbers, I know that we will need to work with (employ) dedicated financial partners to stay ahead of the curve.

Utilizing Quickbooks Online, Zelie Beans Coffee monitors Profit and Loss, Marketing cost and benefits, margins on each coffee/blend, along with forecasting.

Marketing

Market Analysis

Our target market is going to be coffee drinkers that buy into the mission of the business. Our Business model requires that we sell specialty grade coffees. Therefore, we will need to market to specialty coffee drinkers specifically along with non-specialty coffee drinkers that will start to drink specialty coffee because they encounter it through Zelie Beans Coffee.

Market Segmentation

Segments would include Online sales, subscription sales, wholesale partners, and events.

Competition

Local competition includes:
Fort Bend Roasters, Geva, Kats Coffee, Greenway Roaster, Java Pura, Amaya, Boomtown Coffee, Xela Coffee Roasters

These roasters vary on quality of product and quality of customer service. I believe the coffee that I provide is at least as good as all of these roasters and better than half of them. What these roasters are not doing that I am committed to, is the intentional inclusion of only small family farms and sharing as much information as possible with the coffee buyer. This will serve to create a relationship with the families at the producing level. An added benefit of the consumer will be able to see year from year how their coffee choices are helping the families and their communities.

Pricing

Pricing structure will allow for 200% - 258% Margins on Full Retail price per 12oz bag, 57%-87% margins on Wholesale price per 12oz bag and per pound. Subscription model receives a discount $1/bag, leaving the margins 183%-232%.

Advertising and Promotion

Because we believe in working with families at every stage of the process our advertising efforts will be channeled in areas that have strong family and community elements. These are including but not limited to, local family friendly festivals, conferences focused on couples and families, and podcast that have a strong community and family focus.

For our wholesale division, we will have some of the best customer service because we will see them as partners in our goals and members of our family. This means we will look into being active in the Houston Coffee Collective and sponsoring industry specific events. We will focus on events that help connect coffee professionals with growers and producers, family friendly events, and professional growth opportunities.

Covid-19 Pandemic Update

Since the Covid-19 Pandemic has pushed the economy towards a new recession it is important to show how it has affected Zelie Beans Coffee's business and model.

In short, Zelie Beans Coffee was well suited and place to pivot and experience amazing growth through online sales during this crisis. Average monthly online sales for January and February were $521.50. March's online sales were $1,662 and April's online sales to date (April 28th) are $2,625. From online mom blogs, online Catholic conferences, Catholic Bloggers, and current customers sharing about Zelie Beans we have seen over 100% growth with online sales.

With seeing this growth, we have moved to more social media presence and engagement. Our current goal is to continue this type of growth of our direct-to-consumer sales online while situating ourselves as the local roaster that restaurants, bakeries, and cafes want to partner with.

While focusing on our e-commerce, we have still stayed in contact with our current wholesale partners and potential partners. We had two new coffee shops make small purchases for our Guatemalan Micro-lot. I believe this will parlay into ongoing purchases because of our quality and customer service.